#82-3088

NEVADA STAR RESOURCE CORP.
16493 26th Avenue
Surrey, British Columbia V3S 9W9
Telephone: (604) 536-5357
Facsimile: (604) 536-5358
E-mail: bullock@npsnet.com

02015296

January 3, 2002

SUPPL

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: NEVADA STAR RESOURCE CORP. (the "Company")
Annual General Meeting- CUSIP #64145L105

Further to our letter of December 18, 2001, this is to advise that the Company will not be holding its Annual General Meeting on **February 22, 2002**. Once a new date is established, you will be advised.

If you have any questions, please do not hesitate to call.

Yours truly,

(Signed)
"Beverly J. Bullock",
Corporate Secretary
:bjb

c.c. Alberta Securities Commission
c.c. Manitoba Securities Commission
c.c. New Brunswick Securities Commission
c.c. Newfoundland Securities Commission
c.c. Nova Scotia Securities Commission
c.c. Ontario Securities Commission
c.c. Canadian Venture Exchange
c.c. Securities & Exchange Commission
Attention: International Corporate Finance Dept.
c.c. Workland & Wotherspoon (Attention: G. Lipsker)
c.c. P.E.I. Securities Commission
c.c. Quebec Securities Commission
c.c. Saskatchewan Securities Commission
c.c. Northwest Territory
c.c. Yukon Territory
c.c. Nanavut Territory
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